Exhibit 99(a)(1)

Offer to Purchase, dated February 5, 2004

JPS INDUSTRIES, INC.

OFFER TO PURCHASE CERTAIN OUTSTANDING OPTIONS TO PURCHASE

COMMON STOCK ISSUED PURSUANT TO THE JPS INDUSTRIES, INC.

1997 INCENTIVE AND CAPITAL ACCUMULATION PLAN, AS AMENDED

The offer and related withdrawal rights expire on March 5, 2004 at 5:00 p.m., Eastern

Time, unless the offer is extended.

JPS Industries, Inc. is offering to all eligible employees holding outstanding options (“Options”) to purchase shares of our common stock, $0.01 par value (“Common Stock”), issued pursuant to the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended (the “Plan”), the right to tender all of their Options in exchange for a cash payment as follows:

•	$0.75 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $2.93;

•	$0.35 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.38; and

•	$0.25 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.83,

as more fully described in this Offer to Purchase and the related Letter of Transmittal (as they may be amended from time to time, the “Offer”). We refer to the applicable purchase price as the Option purchase price. Eligible employees are individuals who are employees of JPS Industries or any of its subsidiaries on the date hereof who remain employees through the Offer expiration date, which is set forth herein, and who hold Options. We are not making this Offer available to our Chief Executive Officer, Chief Financial Officer, directors, or the President of our division, JPS Glass. If you choose to tender any of your Options, under any of your Option grants, in the Offer, you must tender all of your Options, under all of your Option grants, regardless of exercise price, in the Offer. We are making this Offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal.

The Offer is not conditioned upon a minimum number of the outstanding Options being tendered for payment, but the Offer is subject to other conditions, which we describe in Section 6 of this Offer to Purchase.

If you elect to tender Options as described in this Offer to Purchase and if your Options are accepted for payment, you will receive a cash payment equal to the Option purchase price, less applicable taxes. You will receive this cash payment as promptly as practicable after the Offer expiration date, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Your election to participate or not to participate in the Offer will not in any way change your status as an at-will employee. Options not tendered in the Offer will remain outstanding and eligible to purchase shares of our Common Stock on the same terms and conditions contained in the agreement granting you those Options.

Although our Board of Directors has approved the Offer, neither we, nor our Board of Directors, make any recommendation as to whether you should tender your Options in the Offer. You must make your own decision whether to exchange your Options for the cash payment being offered.

We expect that all eligible Options we accept for payment will be cancelled shortly following the Offer expiration date and Options cancelled will no longer be exercisable after that time.

It is possible that our Common Stock price may increase after the date that your tendered Options are accepted for payment pursuant to the terms and conditions of the Offer, and if that occurs, you will not have any right to participate in the Common Stock price appreciation with respect to the shares of Common Stock underlying such Options, although the Options you tender in the Offer might otherwise have been worth more than the payment you received for them in the Offer. Alternatively, our Common Stock price may decrease after the Offer expiration date, regardless of whether you tender your Options in the Offer. As we have previously disclosed, we have been notified by the Nasdaq Stock Market Inc. (Nasdaq) that we do not meet the minimum standards for continued listing of our Common Stock on the NASDAQ National Market. Although we are reviewing all options available to us to return to compliance with the NASDAQ National Market’s continued listing requirements, as well as all other alternatives that will be in the best interests of our stockholders, we cannot assure you that we will be able to do so. Our inability to retain the listing of our Common Stock on the NASDAQ National Market may result in, among other things, a decrease in the price of our Common Stock or the lack of an orderly trading market therefor.

You should direct questions about the Offer or requests for assistance or for additional copies of this Offer to Purchase or the accompanying Letter of Transmittal to Ellis Jackson, Treasurer, JPS Industries, Inc., via telephone at (864) 239-3902 or via electronic mail at ejackson@jps-industries.com.

Important

If you wish to tender your Options in exchange for the cash payment in the Offer, you must complete and sign the Letter of Transmittal accompanying to this Offer to Purchase in accordance with its instructions, and return it and any other required documents to Ellis Jackson at JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607 or by fax at (864) 271-9939 on or prior to 5:00 p.m., Eastern Time, on the Offer expiration date, which is described herein.

We are not aware of any jurisdiction where undertaking the Offer violates applicable law. If we become aware of any jurisdiction where undertaking the Offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply, in our sole discretion, with such law, the Offer will not be made available to, nor will tenders of Options be accepted from or on behalf of, the Option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to tender or refrain from tendering your Options in exchange for the cash payment being offered pursuant to the Offer. You should rely only on the information contained in this document or in the accompanying Letter of Transmittal, or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document or in the accompanying Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SUMMARY TERM SHEET

The following section answers some of the questions that you may have about the Offer. However, it is only a summary, and you should carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and because there is additional important information in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included page references to the remainder of this Offer to Purchase where you can find a more complete description of the topics in this summary.

What securities are we offering to repurchase?

We are offering to purchase outstanding Options to purchase shares of our Common Stock, in exchange for a cash payment of the Option purchase price, which is calculated as follows:

•	$0.75 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $2.93;

•	$0.35 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.38; and

•	$0.25 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.83. (Pages 1 and 2)

Who is eligible to participate?

An eligible employee is any employee of JPS Industries, or any of our subsidiaries on the date hereof who remains an employee through the Offer expiration date and who holds Options. We are not making this Offer available to our Chief Executive Officer, Chief Financial Officer, directors, or the President of our division, JPS Glass. (Page 2)

Why is JPS Industries implementing the Offer?

Our outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. Given the current market environment, we believe these Options no longer fulfill the purposes for which they were granted under the Plan. By making this Offer, we believe that we will improve employee retention and morale by providing additional compensation to Option holders. In addition, we have few shares available for future awards under the Plan. This Offer should reduce the number of Options currently outstanding under the Plan, and shares underlying Options tendered in the Offer will be available for future awards under the Plan. (Page 2)

How does the Offer work?

To participate in the Offer, an eligible employee must make a voluntary election, that, except in the specific instances described in this Offer to Purchase will become irrevocable at 5:00 p.m., Eastern Time, on the Offer expiration date, to tender his or her outstanding Options in exchange for the Option purchase price in the manner provided in this Offer to Purchase and accompanying Letter of Transmittal. Payment of the Option purchase price for your tendered Options will be made as promptly as practicable after the Offer

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expiration date, and the Option purchase price will not be subject to any vesting requirements or otherwise be subject to any risk of forfeiture. (Pages 4 and 6)

Can I tender some of my Options and retain other Options previously granted to me?

No. If you choose to tender any of your Options, under any of your Option grants, in the Offer, you must tender all of your Options, under all of your Option grants, regardless of exercise price, in the Offer. (Page 2)

What do I need to do to tender my Options in the Offer?

To tender your Options in exchange for the Option purchase price, you must complete the accompanying Letter of Transmittal, sign it, and ensure that Ellis Jackson receives it no later than 5:00 p.m., Eastern Time, on the Offer expiration date. You must return your Letter of Transmittal to Mr. Jackson at JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607 or by fax to (864) 271-9939. (Page 4)

What are the conditions to the Offer?

The implementation of the Offer is not conditioned upon a minimum number of Options being tendered. The Offer is however, subject to the conditions described in Section 6. (Page 6)

Will the shares subject to tendered Options be returned to the pool of shares available for future grant under the Plan?

All Options have been granted under the Plan, and shares of Common Stock underlying Options tendered in the Offer will be treated as shares underlying cancelled Options and, as such, will be available for future equity awards under the Plan. (Page 11)

Will my decision to participate in the Offer have an impact on my ability to receive Options in the future?

No. At this time, aside from Option grants to certain executive officers and directors, required to be made periodically, we do not expect to grant additional Options to any employees. However, your election to participate or not participate in the Offer will not have any effect on our decisions regarding future grants of Options, or any other rights, to purchase our Common Stock to you or anyone else. (Page 11)

If I decide to participate in the Offer, what will happen to my current Options?

If you elect to participate in the Offer and we accept your Options for payment, your Options will be cancelled and you will have no further rights to them. (Pages 2 and 6)

What is the deadline to tender my Options in the Offer, and how do I do so?

The deadline to tender your Options in exchange for the Option purchase price is 5:00 p.m., Eastern Time, on March 5, 2004, unless we extend it. This is called the Offer expiration date. This means that Ellis Jackson must have received a proper tender of your Options, which must include a properly executed Letter of Transmittal, before that time. We may, in our discretion, extend the Offer at any time, but we cannot assure you that it will be extended or, if it is extended, for how long. If we extend the Offer, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date. (Page 2)

If we extend the Offer beyond the Offer expiration date, you must deliver the required documents before the extended Offer expiration date. (Page 4)

We reserve the right to reject any or all tenders of Options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept those Options for which you have made a proper and timely tender that is not withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all such Options for payment as promptly as practicable after the Offer expiration date. (Page 4)

If I decide not to participate in the Offer, what will happen to my current Options?

If you elect not to participate in the Offer, all Options you currently hold will remain unchanged with their original exercise prices and original terms. You should be aware, however, that we have been notified by Nasdaq that we do not meet the minimum standards for the continued listing of the Common Stock underlying our Options. In the event we are unable to retain the listing of our Common Stock on the NASDAQ National Market, our Common Stock price may decline and it may be more difficult to sell the Common Stock underlying your Options. (Page 4)

What will happen if I do not turn in my Letter of Transmittal by the Offer expiration date?

If we do not receive your Letter of Transmittal by the Offer expiration date, then you will not participate in the Offer, and all Options you currently hold will remain unchanged with their original exercise price and original terms. (Page 4)

During what period of time may I validly withdraw a previous tender of Options in the Offer?

You may validly withdraw your tender of Options in the Offer at any time before the Offer expiration date. If we extend the Offer beyond that time, you may validly withdraw your tender of Options at any time until the extended deadline. To validly withdraw a previous tender of Options, you must deliver to Ellis Jackson a written notice of withdrawal, or a facsimile of such notice, with the required information, prior to the Offer expiration date. Once you have validly withdrawn previously tendered Options, you may elect to re-tender your Options only by again following the tender procedure described herein. (Page 5)

Are there any Federal income tax consequences to my participation in the Offer?

If you exchange your Options for the Option purchase price in the Offer, you will be required under current law to recognize income for Federal income tax purposes upon receipt of the cash payment. The cash you receive will be taxed as supplemental compensation income in the year received. Such income also will be subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. (Page 12)

What are the Federal income tax consequences if I elect not to participate in the Offer?

If you elect not to participate in the Offer, there should be no immediate tax consequences.

To the extent your Options are considered “incentive options” as characterized by the Internal Revenue Code, as amended, we do not believe that our Offer will change any of the terms of your eligible incentive Options. It is possible that the Internal Revenue Service, or IRS, may characterize our Offer as a “modification” of those incentive Options, even if you decline to participate in the Offer. A successful assertion by the IRS that the Options are modified could extend the Options’ holding period to qualify for favorable tax treatment and cause a portion of your incentive Options to be treated as nonqualified Options.

If you choose not to participate in the Offer, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of your incentive Options or sale of the Common Stock that you receive upon exercise of your incentive Options. (Page 12)

How should I decide whether or not to participate in the Offer?

We understand that the decision whether or not to participate in the Offer will be a challenging one for many employees. Given the current market environment, we think it is unlikely that the Options will be exercised in the foreseeable future. However, the Offer does carry risk, and there are no guarantees that you would not ultimately receive greater value from your Options than what we are offering in the Offer. So, the decision to participate in the Offer must be each individual employee’s personal choice. (Pages 3 and 13)

What do we and our Board of Directors think of the Offer?

Although our Board of Directors has approved the Offer, neither we nor our Board of Directors make any recommendation as to whether you should participate in the Offer. We are not making this Offer available to our Chief Executive Officer, Chief Financial Officer, directors, or the President of our division, JPS Glass. (Pages 3 and 10)

TABLE OF CONTENTS

Summary Term Sheet		i

INTRODUCTION		1

THE OFFER		2

1.	Number of Options; Expiration Date	2

2.	Purpose of the Offer	2

3.	Procedures for Electing to Participate in the Offer	4

4.	Withdrawal Rights	5

5.	Acceptance of Options and Payment of Option Purchase Price	6

6.	Conditions of the Offer	6

7.	Price Range of Common Stock Underlying the Options	8

8.	Source and Amount of Consideration	9

9.	Information Concerning JPS Industries	9

10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options	10

11.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer	11

12.	Legal Matters; Regulatory Approvals	11

13.	Material Federal Income Tax Consequences	12

14.	Extension of Offer; Termination; Amendment	12

15.	Fees and Expenses	13

16.	Additional Information	13

17.	Forward-Looking Statements	14

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INTRODUCTION

JPS Industries, Inc. is offering to all eligible employees holding Options the right to tender all of their Options in exchange for a cash payment equal to the Option purchase price, which is calculated as follows:

•	$0.75 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $2.93;

•	$0.35 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.38; and

•	$0.25 per share of our Common Stock issuable upon exercise of an Option with a per share exercise price of $4.83.

If you choose to tender any of your Options, under any of your Option grants, in the Offer, you must tender all of your Options, under all of your Option grants, regardless of exercise price, in the Offer. We are making this Offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal.

The Offer is not conditioned upon a minimum number of the outstanding Options being tendered, but the Offer is subject to other conditions, which we describe in Section 6 of this Offer to Purchase.

If you elect to tender Options as described in this Offer to Purchase and if your Options are accepted for purchase, you will receive the applicable Option purchase price, less applicable taxes, for each Option. You will receive this cash payment as promptly as practicable after the Offer expiration date, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. An election to participate or not to participate in the Offer does not in any way change your status as an at-will employee.

As of February 4, 2004, Options to purchase 953,222 shares of our Common Stock were issued and outstanding.

THE OFFER

1. Number of Options; Expiration Date.

Upon the terms and subject to the conditions of this Offer to Purchase, we will purchase from eligible employees all outstanding Options that are properly tendered and not validly withdrawn in accordance with Section 4 before the Offer expiration date for a cash payment equal to the Option purchase price, less applicable taxes. If your Options are properly tendered and are accepted by us, you will be entitled to receive this cash payment.

Any employee of JPS Industries or any of its subsidiaries on the date hereof through the Offer expiration date and who holds Options is eligible to participate in the Offer, other than specified executive officers or directors. We are not making this Offer available to our Chief Executive Officer, Chief Financial Officer, directors, or the President of our division, JPS Glass.

If you tender any Options, under any of your Option grants, in the Offer, you must tender all Options, under all of your Option grants, regardless of exercise price, in the Offer; you cannot elect to tender a portion of your Options and retain a portion of your Options.

The Offer expiration date is 5:00 p.m., Eastern Time, on March 5, 2004, unless and until we, in our discretion, extend the period of time during which you may tender Options in the Offer, in which event the term “Offer expiration date” refers to 5:00 p.m., Eastern Time, on the latest date on which your right to tender, as so extended, expires. See Section 14 for a description of our rights to extend, terminate and amend the Offer and the Offer expiration date.

If we increase or decrease the amount of consideration offered for the Options or the number of Options eligible to be tendered in exchange for the Option purchase price and the Offer is scheduled to expire on a date earlier than the eleventh business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14 below, we will extend the Offer until 5:00 p.m., Eastern Time, on the eleventh business day following such notice.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2. Purpose of the Offer.

We issued the Options outstanding under the Plan to:

•	align the interests of our key employees and non-employee directors to those of our stockholders; and

•	provide incentives that would attract, retain and motivate highly competent persons as our key employees.

Our outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. Given the current market environment, we believe these options no longer fulfill the purposes for which they were granted under the Plan. By making this Offer, we believe that we will improve employee retention and morale by providing additional compensation to Option holders. We expect that many holders of our Options will appreciate having the right to receive a cash payment in exchange for their Options as provided in the Offer. In addition, we have few shares available for future awards under the Plan. This Offer should reduce the number of Options currently outstanding under the Plan, and shares underlying Options tendered in the Offer will be available for future awards under the Plan.

While our Board of Directors has approved the Offer, neither we nor our Board of Directors make any recommendation as to whether you should tender or refrain from tendering your Options in the Offer. You must make your own decision whether to tender your Options in exchange for the Option purchase price. We cannot guarantee that you would not ultimately receive greater value from retaining your Options than we are offering in exchange therefor in the Offer.

Subject to the foregoing, and except as otherwise disclosed in this Offer or in our filings with the SEC, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (however, we expect to consider such matters from time to time);

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any change in our Board of Directors or management;

•	any other material change in our corporate structure or business;

•	our Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of Options ); or

•	any changes in our certificate of incorporation, bylaws or other governing instruments or any actions that could impede the acquisition of control of us.

As previously disclosed, on February 2, 2004, we received a notification from the Listing Qualifications Department of Nasdaq that, based on our Annual Report on Form 10-K for the year ended November 1, 2003, we do not meet the minimum standards for the continued listing of the Common Stock underlying our Options on the NASDAQ National Market. We are reviewing all options available to us to return to compliance with the NASDAQ National Market’s continued listing requirements, as well as all alternatives that will be in the best interests of our stockholders.

Upon completion of its review process, Nasdaq may determine that our Common Stock is no longer eligible for listing on the NASDAQ National Market. In such event, we may, but are not required to, seek to list on the NASDAQ SmallCap Market, on the over-the-counter bulletin board, or possibly, on an unregulated facility referred to as the “pink sheets.” If any of the foregoing occur and our Common Stock is no longer listed on the NASDAQ National Market, it may become more difficult to purchase or sell our Common Stock; because fewer shares of our Common Stock would likely be bought and sold, there could be a delay in executing any transactions and there may be a reduction in the level of analyst coverage. Any or all of these would likely result in a decrease in the price of our Common Stock.

3. Procedures for Electing to Participate in the Offer.

Proper tender of Options. To tender Options in exchange for the Option purchase price, you must, in accordance with the terms of the accompanying Letter of Transmittal, properly complete, duly execute and deliver to us the Letter of Transmittal, or a facsimile thereof. Ellis Jackson must receive all of the required documents at JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607 or by fax at (864) 271-9939, before the Offer expiration date.

If we do not receive your Letter of Transmittal by the Offer expiration date, then you will not participate in the Offer, and all Options you currently hold will remain unchanged at their original price and terms.

The method of delivery of all documents, including the Letter of Transmittal, is at the election and risk of the Option holder. You should allow sufficient time to ensure timely delivery.

Determination of validity; rejection of Options; waiver of defects; no obligation to give notice of defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, including time of receipt, eligibility and acceptance of any Letter of Transmittal and any other required documents. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Letter of Transmittal and any other required documents that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept proper and timely tenders of Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity with respect to any particular Options or any particular Option holder. No tender of Options in the Offer will be valid until all defects or irregularities have been cured by the electing Option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

Our acceptance constitutes an agreement. Your tender of Options in the Offer pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance of the Options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept as promptly as practicable after the Offer expiration date all properly tendered Options that have not been validly withdrawn.

4. Withdrawal Rights.

You may validly withdraw your tender of Options only if you comply with the provisions of this Section 4.

You have the right to withdraw the Options you have tendered at any time before the Offer expiration date. If we extend the time during which you may elect to participate in the Offer, you will have the right to withdraw these Options at any time until the extended period for participation expires. In addition, if we do not accept your Letter of Transmittal before April 1, 2004, which is the 40th business day from the commencement of the Offer, you may withdraw the Options tendered in the Offer at any time until such Options are accepted for payment.

To validly withdraw Options, you must deliver a written notice of withdrawal to Ellis Jackson at JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607, or by fax at (864) 271-9939, with the required information. The notice of withdrawal must include your name and total number of shares of Common Stock subject to all Options that you hold. The election to withdraw the tender of any Options may only be made with respect to all Options held by you, as we will not accept tenders of fewer than all Options held by any Option holder. Except as described in the following two sentences, an Option holder who has elected to tender Options in the Offer (and who subsequently elects to withdraw his or her Options from the Offer) must sign the notice of withdrawal exactly as such Option holder’s name appears on the Option agreement for the Options. If your name has been legally changed since your Option agreement was signed, please submit proof of the legal name change. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any Options withdrawn will thereafter be deemed not properly tendered for participation in the Offer, unless you properly re-tender those Options before the Offer expiration date by following the procedures described in Section 3.

Neither JPS Industries nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. Acceptance of Options and Payment of Option Purchase Price.

Upon the terms and subject to the conditions of this Offer to Purchase, as promptly as practicable following the Offer expiration date, we will accept all Options properly tendered and not validly withdrawn before the Offer expiration date and pay the Option purchase price for the Options so tendered.

For purposes of the Offer, we will be deemed to have accepted Options that are validly tendered and not properly withdrawn as, if and when, we give oral or written notice to the Option holders of our acceptance of such Options. Payment of the Option purchase price will also be deemed to be acceptance of tendered Options.

If you elect to tender your Options in the Offer, you will receive your cash payment as promptly as practicable after the Offer expiration date, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture.

We will pay for Options accepted in the Offer by check delivered directly to each respective Option holder. All applicable taxes will be withheld from such payments.

Payments will be made only to the person in whose name the tendered Options are held, and you do not have the right to assign or transfer to another person your right to receive the payment due on acceptance of your Options under the Offer.

Your election to participate or not to participate in the Offer will not in any way change your status as an at-will employee.

6. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept any Options tendered in exchange for the Option purchase price, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Options tendered for exchange, in each case, subject to certain limitations, if at any time on or after February 5, 2004 and prior to the Offer expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer:

•

there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acceptance or cancellation of some or all of the Options tendered pursuant to the Offer, the payment of the Option purchase price for the Options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of JPS Industries or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

•	there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for exchange of, or the payment for, some or all of the Options tendered in exchange for the Option purchase price illegal or otherwise restrict or prohibit completion of the Offer or otherwise relates in any manner to the Offer;

•	delay or restrict our ability, or render us unable, to cancel, or pay for some or all of the Options tendered in exchange for the Option purchase price;

•	materially impair the contemplated benefits of the Offer to us; or

•	materially and adversely affect the business, condition (financial or other), income, operations or prospects of JPS Industries or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

•	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

•	any decline in either the NASDAQ National Stock Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on February 5, 2004;

•	a tender or exchange offer with respect to some or all of our Common Stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission before February 5, 2004;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission before February 5, 2004 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

•	any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of JPS Industries or our subsidiaries that, in our reasonable judgment, is or may be material to JPS Industries or our subsidiaries.

The conditions to the Offer are for our benefit. We may assert them in our discretion, regardless of the circumstances giving rise to them, at any time prior to the Offer expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the Offer expiration date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7. Price Range of Common Stock Underlying the Options.

There is no established trading market for the Options. The securities underlying the Options are shares of our Common Stock. Our Common Stock is currently quoted on the NASDAQ National Market under the stock symbol “JPST.”

As previously disclosed, on February 2, 2004, we received a notification from the Listing Qualifications Department of Nasdaq that, based on our Annual Report on Form 10-K for the year ended November 1, 2003, we do not meet the minimum standards for the continued listing of the Common Stock underlying our Options on the NASDAQ National Market. We are reviewing all options available to us to return to compliance with the NASDAQ National Market’s continued listing requirements, as well as all alternatives that will be in the best interests of our stockholders.

Upon completion of its review process, Nasdaq may determine that our Common Stock is no longer eligible for listing on the NASDAQ National Market. In such event, we may, but are not required to, seek to list on the NASDAQ SmallCap Market, on the over-the-counter bulletin board, or possibly, on an unregulated facility referred to as the “pink sheets.” If any of the foregoing occur and our Common Stock is no longer listed on the NASDAQ National Market, it may become more difficult to purchase or sell our Common Stock; because fewer shares of our Common Stock would likely be bought and sold, there could be a delay in executing any transactions and there may be a reduction in the level of analyst coverage. Any or all of these would likely result in a decrease in the price of our Common Stock.

The following table shows, for the periods indicated, the high and low sales prices of our Common Stock, as reported on the NASDAQ National Market.

Fiscal 2002	High	Low
First Quarter	$6.50	$4.28
Second Quarter	5.85	3.75
Third Quarter	4.47	3.65
Fourth Quarter	4.30	3.41

Fiscal 2003	High	Low
First Quarter	$3.95	$2.61
Second Quarter	2.39	0.98
Third Quarter	1.35	1.05
Fourth Quarter	2.87	1.07

As of February 4, 2004, the last trading day prior to the commencement of this Offer, the last reported sale price of our Common Stock on the NASDAQ National Market was $ 2.60 per share, and there were 9,494,259 shares outstanding.

8. Source and Amount of Consideration.

If all 195,931 Options eligible to be tendered in the Offer are tendered and accepted, the aggregate Option purchase price for such Options will be approximately $72,065. We will pay the Option purchase price for Options acquired in the Offer out of our available cash on hand.

9. Information Concerning JPS Industries.

We are a major U.S. manufacturer of extruded urethanes, polypropylenes, and mechanically formed glass substrates for specialty industrial applications. Our specialty industrial products are used in a wide range of applications, including: printed electronic circuit boards; advanced composite materials; aerospace components; filtration and insulation products; surf boards; construction substrates; high performance glass laminates for security and transportation applications; plasma display screens; athletic shoes; commercial and institutional roofing; reservoir covers; and medical, automotive and industrial components. Headquartered in Greenville, South Carolina, we operate manufacturing locations in Slater, South Carolina; Westfield, North Carolina; and Easthampton, Massachusetts.

We are a Delaware corporation incorporated in 1986 and have been publicly held since the completion of our financial restructuring in October 1997. Our Common Stock is currently quoted on the NASDAQ National Market under the stock symbol “JPST.” As previously disclosed, on February 2, 2004, we received a notification from the Listing Qualifications Department of Nasdaq that, based on our Annual Report on Form 10-K for the year ended November 1, 2003, we do not meet the minimum standards for the continued listing of the Common Stock underlying our Options on the NASDAQ National Market. We are reviewing all options available to us to return to compliance with the NASDAQ National Market’s continued listing requirements, as well as all alternatives that will be in the best interests of our stockholders.

Our principal executive offices are located at 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Neither our Chief Executive Officer, Chief Financial Officer, the President of our division, JPS Glass, nor our directors (whether employee or non-employee directors) are eligible to participate in the Offer, and, therefore, beneficially own no Options eligible to be tendered pursuant to the Offer. One executive officer, Monnie L. Broome, Vice President of Human Resources, owns 25,000 Options, or 12.8% of all Options which are eligible to be tendered pursuant to the Offer.

Except for outstanding Options and restricted stock awards granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to written compensation arrangements and the Plan, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, joint venture, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as otherwise described above and other than ordinary course grants and exercises of stock options to employees who are not executive officers, to the best of our knowledge, there have been no transactions in our Options or Common Stock involving our executive officers or directors within the 60 days before the commencement of the Offer.

The directors and executive officers of JPS Industries and their positions and offices as of February 4, 2004, as well as their respective holdings in our Common Stock, are set forth in the following table:

Name	Position	Shares of Common Stock	% of Class
Robert J. Capozzi	Director	7,100	*
Nicholas P. DiPaolo	Director	35,000	*
Michael L. Fulbright	Director, Chairman, President and Chief Executive Officer	818,300	8.2
John M. Sullivan, Jr.	Director	27,600	*
Charles R. Tutterow	Director, Executive Vice President Finance, Chief Financial Officer and Secretary	93,834	*
Monnie L. Broome	Vice President-Human Resources	39,810	*
M. Gary Wallace	President, JPS Glass	64,491	*

*	Less than 1%

The address and business telephone number of each director and executive officer is c/o JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607, (864) 239-3900.

11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

The shares of Common Stock subject to those Options accepted for payment pursuant to the Offer will be returned to the pool of shares available for grants of new Options under the Plan. However, our Board of Directors does not, at this time, intend to make further discretionary grants under the Plan. Notwithstanding that, however, we expect to continue to make periodic Option grants as required pursuant to written compensation arrangements with certain of our executive officers and directors. For financial reporting purposes, we intend to recognize the full amount of cash paid to holders of Options in exchange for their Options as compensation expense in the period that the Offer is completed.

12. Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the acceptance of Options in exchange for the cash payment contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acceptance of our Options as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of Options tendered in exchange for the Option purchase price pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept Options tendered pursuant to the Offer is subject to the conditions described in Section 6.

13. Material Federal Income Tax Consequences.

The following is a general summary of the material Federal income tax consequences of the tender of Options in exchange for the Option purchase price contemplated by the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer, all of which are subject to change, possibly on a retroactive basis. The Federal income tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences such as state and local income taxes that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of Option holders.

If you exchange your Options for the Option purchase price, the cash you receive will be taxed as supplemental compensation income in the year received. Such income will be subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. Such withholding will generally be at the same rate as is applicable to your bonus and other stock compensation income. To the extent that you recognize compensation income, we would generally be entitled to a corresponding Federal income tax deduction. Any applicable withholding taxes or charges on the cash you are entitled to receive in exchange for your Options will be paid to the appropriate tax authority, as required or permitted.

We recommend that you consult your own tax advisor with respect to the Federal, state and local tax consequences of participating in the Offer.

If you elect not to participate in the Offer, there should be no immediate tax consequences to you.

To the extent your Options are considered “incentive options” as characterized by the Internal Revenue Code, as amended, we do not believe that our Offer will change any of the terms of your eligible incentive Options. It is possible that the IRS may characterize our Offer as a “modification” of those incentive Options, even if you decline to participate in the Offer. A successful assertion by the IRS that the Options are modified could extend the Options’ holding period to qualify for favorable tax treatment and cause a portion of your incentive Options to be treated as nonqualified Options.

If you choose not to participate in the Offer, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of your incentive Options or sale of the Common Stock that you receive upon exercise of your incentive Options.

14. Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the Offer expiration date and thereby delay the acceptance of any Options tendered in the Offer by giving oral, written or electronic notice of such extension to the Option holders.

We also expressly reserve the right, in our reasonable judgment, prior to the Offer expiration date, to terminate or amend the Offer and to postpone our acceptance of any tendered Options upon the occurrence of any of the conditions specified in Section 6, by giving oral, written or electronic notice of such termination or postponement to the Option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the Options promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the Offer in any respect.

Amendments to the Offer may be made at any time and from time to time. Any amendment of the Offer will be disseminated promptly to Option holders in a manner reasonably designed to inform Option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of the Offer, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer expiration date. If we extend the Offer, we will make an announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled Option expiration date. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the Offer expiration date following a material change in the term of the Offer or information concerning the Offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we increase or decrease the amount of consideration offered for the Options or the number of Options eligible to be accepted in exchange for the cash payment being offered in the Offer and the Offer is scheduled to expire at any time earlier than the eleventh business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Section 14, we will extend the Offer until 5:00 p.m., Eastern Time, on the eleventh business day following such notice.

15. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting the tender of Options pursuant to the Offer.

16. Additional Information.

We recommend that, in addition to this Offer to Purchase and the accompanying Letter of Transmittal, you review our annual report on Form 10-K for the fiscal year ended November 1, 2003 and our current report on Form 8-K, dated February 3, 2004, which we have filed with the SEC, before making a decision on whether to participate in the Offer.

The SEC file number for each of these filings is 33-27038. These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. These filings are also available to the public on the web site of the SEC at www.sec.gov.

We will also provide without charge to each person to whom this Offer is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you (including this Offer to Purchase and the accompanying Letter of Transmittal), other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Ellis Jackson

JPS Industries, Inc.

555 North Pleasantburg Drive, Suite 202

Greenville, South Carolina 29607

You may also make a request to Mr. Jackson by telephone at (864) 239-3902 or by electronic mail at

ejackson@jps-industries.com between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

The information contained in this Offer to Purchase about JPS Industries should be read together with the information contained in the documents to which we have referred you.

17. Forward-Looking Statements.

This Offer to Purchase may contain statements that are forward-looking statements regarding future events. These statements are only predictions and there are a number of important factors that could cause future events to differ materially from those expressed in any such forward-looking statements. These factors include, without limitation, the general economic and business conditions affecting the Company’s industries, actions of competitors, changes in demand in certain markets, the Company’s ability to meet its debt service and pension plan obligations (including its ability to meet its financial covenant obligations and negotiate a new credit facility upon maturity of its existing credit facility), the Company’s ability to realize its deferred tax asset, the seasonality of the Company’s sales, the volatility of the Company’s raw material, claims and energy costs, the Company’s dependence on key personnel and certain large customers, and other risk factors described from time to time in the Company’s filings with the SEC. The Company assumes no responsibility to update the forward-looking statements contained in this Offer as a result of new information, future events or otherwise, except as required by law.

JPS Industries, Inc.

February 5, 2004